

December 9, 2020

Aaron Johnson
Chief Executive Officer
Spotlight Capital Holdings, Inc
3723 San Gabriel River Pkwy, Suite A
Pico Rivera, CA 90660

> **Re: Spotlight Capital Holdings, Inc**
> **Offering Statement on Form 1-A**
> **Filed November 13, 2020**
> **File No. 024-11366**

Dear Mr. Johnson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed November 13, 2020

Offering Circular Cover Page, page 1

1. Please revise your offering circular to include the legends required by Rule 253(f) and Rule 254(a) of Regulation A. Please also ensure that any solicitations for investments in your 1-A offering on your website include the legends required by Rules 251(d) and 255 of Regulation A, along with an active link to your offering circular. In this regard, we note that the "Investor Relations" tab on your website summarizes your projects, and you state in the "Project Funding" tab that "through its approval to issue Regulation A shares of its common stock, the company is in a unique position to fund certain projects that meet our strict criteria," and "[t]he micro-cap capital market place has seen recent positive changes. Spotlight is exploiting these opportunities. Our ability to incentives investors and create solid upside growth potential for shareholders is our ultimate goal."

Item 5. Plan of Distribution and Selling Security holders, page 4

2.   You disclose that "the Company expects to raise funds pursuant to this offering, by and through a number of accredited investors." Please amend your disclosure to clarify who will be offering and selling your Interests in this offering, and whether any of these individuals will be relying upon Exchange Act Rule 3a4-1. As a related matter, if you plan to raise funds through accredited investors, please disclose the names of these investors and that they are underwriters, and provide the disclosure required by Item 5 of Form 1-A. Alternatively, if you do not plan to distribute securities through accredited investors, please amend your disclosure to clarify the same.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
(a) Liquidity and capital resources, page 10

3.   We note your disclosure that "[t]he Company has access to capital resources through its authorized stock. Currently the company has only approximately fifteen million, five hundred thousand of its authorized five hundred million shares of stock outstanding. Because of the fact that the company's stock in not currently diluted in the market, the selling of the company's stock through this offering is very liquid." Please amend your disclosure to clarify that this source of liquidity, authorized stock, is based on future capital raising transactions, and that it is uncertain whether you will be able to raise capital in these transactions. Please also remove the statement that your current financial position is "very liquid," considering the disclosure in your financial statements that you currently have total cash and cash equivalents of $600, and because it appears that your future liquidity is dependent upon on raising capital in this and future offerings, both of which are uncertain.

Part F/S, page 16

4.   Please revise to include the financial statements required by paragraph (b) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete. For example, the unaudited balance sheets on page 17 are labeled with only a year and not a fiscal period, it does not appear that you have included a balance sheet for the fiscal year ended 2018, and you have not filed statements of operations and cash flows for the fiscal years ended 2018 and 2019 or changes in stockholder's equity for the comparable interim period in 2019. Additionally, the financial statements should include separate footnotes for all periods covered. In this regard, we note that you have not provided footnotes for the fiscal years ended 2019 and 2018. Lastly, you have not included the statement required by paragraph (b)(5)(iii) of Part F/S.

General

5.   Please include the signatures required by Form 1-A.

6.   Please have counsel revise the included opinion to opine that when the common stock is

    sold, the securities will be legally issued, fully paid and non-assessable. Refer to the Division of Corporation Finance Staff Legal Bulletin 19 for guidance.

    We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Chadrick Henderson